Hotchkis & Wiley Funds
601 South Figueroa Street, 39th Floor
Los Angeles, CA 90017-5704

June 24, 2020

Ms. Anu Dubey
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hotchkis & Wiley Funds (the “Trust”)
File Nos.: 333-68740 and 811-10487

Dear Ms. Dubey:

The purpose of this letter is to respond to oral comments received by representatives of U.S. Bank Global Fund Services, the Trust’s administrator, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on June 22, 2020, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 57 to the Trust’s Registration Statement on Form N-1A. PEA No. 57 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A on April 17, 2020, for the purpose of registering shares of a new series of the Trust - the Hotchkis & Wiley International Small Cap Diversified Value Fund (the “Fund”).

The Trust will file PEA No. 58 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate responses to the Staff’s comments regarding PEA No. 57 and file updated exhibits to the Registration Statement.

For your convenience, the Staff comments have been reproduced in bold typeface and are immediately followed by the Trust’s responses. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~.

1.	Prospectus - Fund Summary - Principal Investment Strategy

Staff Comment: With respect to the Fund’s definition of small cap companies and the reference to the MSCI World ex US Small Cap Index, please disclose that the Fund invests in companies that are considered small cap in the country where the company is located. Cite citing third party market sources how $9.7 billion is an appropriate top mark for small cap companies.

Response: The Trust has revised the definition of small capitalization companies to clarify that the Fund invests in companies that are considered small cap by international standards, as evidenced by referencing the MSCI World ex US Small Cap Index market capitalization. The Trust further revised the disclosure to clarify that Fund invests in companies that may be large companies in their local markets. The principal investment strategies section has been revised as follows:

~~The Advisor considers s~~Small capitalization companies ~~to be~~ are defined as those companies that have ~~with~~ market capitalizations not greater than that of the largest company included in the MSCI World ex US Small Cap Index (the “Index”) at the time of investment. The Index is a free-float adjusted market capitalization-weighted index that is designed to measure the equity market performance of smaller capital stocks in developed markets, excluding the U.S. market. The market capitalization range of the Index changes constantly, but as of May 31, 2020, the total market capitalization of the largest company included in the Index was $9.7 billion. Some of these companies, although small compared with larger U.S. companies, might be large companies in their local markets. The Fund may continue to invest in a company with a market capitalization that appreciates above the smaller market capitalization threshold and thus may from time to time hold less than 80% of its total assets in equity securities of companies with smaller market capitalizations.

The Trust believes that it is in compliance with Rule 35d-1 by explicitly defining small cap by reference to the highest market capitalization company in an appropriate index of small cap securities, in this case the MSCI World ex US Small Cap Index. The Trust is aware of other registered mutual funds that similarly define the meaning of small capitalization by referencing an index with comparable market capitalizations.1 The Trust is not aware of a Staff position that requires small cap stocks to be defined by a specific dollar amount.
The Fund’s prospectus has been revised to disclose that some of the companies within the Index’s market capitalization range may be large companies by local standards. This disclosure is intended only to communicate to shareholders that each market differs and that the Fund is not necessarily targeting the smallest capitalization companies in each market. The Fund does not intend to constrain its investments by market capitalization on a country-by-country basis.

2.	Prospectus - Fund Summary - Principal Investment Risks

Staff Comment: Please enhance the Fund’s emerging markets risk disclosure. In particular, please address the risks related to the quality and availability of financial information. See Chairman Clayton’s Statement, “Emerging Market Investments Entail Significant Disclosure, Financial Reporting and Other Risks” (April 21, 2020).

Response: The Trust responds by revising the disclosure as follows:

Emerging Market Risk. Foreign (non-U.S.) investment risk may be particularly high to the extent that the Fund invests in emerging market securities.  These securities may present market, credit, currency, liquidity, legal, political and other risks different from, or greater than, the risks of investing in developed foreign countries.

In addition to the risks of foreign securities in general, countries in emerging markets are generally more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries and securities markets that trade a small number of issues. Taxation, restrictions on foreign investment and on currency convertibility and repatriation, currency fluctuations and other developments in laws and regulations of emerging markets could result in loss to the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries. In addition, when investing in emerging market countries, there may be differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers. Emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions.

1 See, e.g., Causeway International Small Cap Fund (Correspondence Letter dated Feb. 9, 2017; Accession No. 0001193125-17-035883) (SEC Comment #6); see also American Century Global Small Cap Fund (497K filed March 27, 2020; Accession No. 0000872825-20-000065) (“The portfolio managers consider small cap companies to include companies with market capitalizations not greater than that of the largest company on the MSCI ACWI Small Cap Index at the time of investment. As of January 31, 2020, the total market capitalization of the largest company in the index was $11.6 billion.”); Oakmark International Small Cap Fund (497K filed Jan. 28, 2020; Accession No. 0001104659-20-007494) (“A small cap company is one whose market capitalization is no greater than the largest market capitalization of any company included in the S&P EPAC (Europe Pacific Asia Composite) Small Cap Index ($16.85 billion as of December 31, 2019).”).

3.	Prospectus - Shareholder Services - About Class I, Class A, and Class Z Shares - Class A Shares

Staff Comment: With respect to the following references regarding reduced or waived sales charges on Class A Shares, the Staff requests that the Trust either delete the references or add disclosure that no such agreements are currently in place.

Response: In the event the Fund becomes a party to such an arrangement in the future, the Fund will undertake to update its disclosures.

The Trust has revised the disclosure under “A reduced or waived sales charge on a purchase of Class A shares may apply for:” as follows:

Investors may need to provide their financial intermediary with the information necessary to take full advantage of reduced or waived Class A sales charges. Certain intermediaries may provide different shares charge waivers or discounts. As of the date of this Prospectus, the Fund has not entered into any arrangements with any financial intermediaries with respect to sales charge waivers and discounts.

In addition, the Trust has revised the disclosure under “Reduction or Waiver of Deferred Sales Charges Applicable to Class A Shares” as follows:

Certain intermediaries may provide different Class A share CDSC waivers or discounts. As of the date of this Prospectus, the Fund has not entered into any arrangements with any financial intermediaries with respect to sales charge waivers and discounts.

* * * * * *

If you have any questions regarding the enclosed, please do not hesitate to contact Alyssa Bernard of U.S. Bank Global Fund Services at (920) 360-7173 or alyssa.bernard@usbank.com or Jeanine M. Bajczyk at (414) 765-6609 or jeanine.bajczyk@usbank.com.

Very truly yours,

/s/ Anna Marie Lopez
Anna Marie Lopez
President
Hotchkis & Wiley Funds